THE SCOTT LAW FIRM, LTD.
                        201 West Lake Street, Suite 243
                               Chicago, IL 60606

                                (312) 957-5553
                             wscott@wscottlaw.com



							January 3, 2011

Ms. Cicely LaMothe					Filed via EDGAR
Branch Chief
US Securities And Exchange Commission
Division Of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re: 	Bromwell Financial Fund, Limited Partnership (the "Issuer")
	Form 10-K for the year ended December 31, 2009 Filed on March 31, 2010 Form 10-Q for the period ended March 31, 2010 Filed on May 20, 2010 File No. 333-85755


Dear Ms. LaMothe,

	We have reproduced below the comment provided in your letter to the Issuer of December 21, 2010, and have supplied its response immediately following the comment.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010

1.	Reference is made to your filing on May 20, 2010. It appears that instead of filing the Form 10-Q for the period ended March 31, 2010, the Form 12B-25 Notification of Late Filing was filed again in error. Please amend to file the appropriate Form 10-Q for the period ended March 31, 2010.

Response: The main body of the 10-Q for the period ended March 31, 2010 that was intended to be filed on May 20, 2010 is concurrently filed with this response as an amendment to the May 20, 2010 10-Q filing.

	We are available to amplify or clarify any response.

							Very truly yours,


							/s/ William S. Scott
							William Sumner Scott
							For the Firm

WSS/lf

cc:	Belmont Capital Management, Inc.
	General Partner

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                       BELMONT CAPITAL MANAGEMENT, INC.
                               5914 N. 300 West
                              Fremont, IN  46737

                                (260) 833-1306

 							January 3, 2011

Ms. Cicely LaMothe					Filed via EDGAR
Branch Chief
US Securities And Exchange Commission
Division Of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re: 	Bromwell Financial Fund, Limited Partnership (the "Issuer")
	Form 10-K for the year ended December 31, 2009 Filed on March 31, 2010 Form 10-Q for the period ended March 31, 2010 Filed on May 20, 2010 File No. 333-85755

Dear Ms. LaMothe,

	The undersigned general partner of the Issuer hereby acknowledges that:

*	the Issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*	the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

	We are available to amplify or clarify our response.

							Very truly yours,


							/s/ Michael Pacult
 							Michael Pacult
							President
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